

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 11, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
One Tudor Street
London, EC4Y 0AH
United Kingdom

>   **Re: Motif Bio plc**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted June 28, 2016**
>   **CIK No. 0001674657**

Dear Mr. Lumsden:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.	We note your response to prior comment one in our letter dated June 13, 2016. However, we note that Mr. Lumsden gave interviews as recently as April 21 and 24 of this year that are publicly available on the internet in which he stated that you were making progress toward listing on Nasdaq in June 2016. Note that the Commission has interpreted the phrase "offer to sell" in Section 5(c) of the Securities Act of 1933 to include "the publication of information and statements… made in advance of a proposed financing, which have the effect of… arousing public interest in the issuer or its securities." See Securities Act Release No. 5180 (Aug. 16, 1971). As such, because the interviews given could have such effect and therefore constitute an "offer," please provide additional analysis, including references to relevant statutes, rules or interpretations, explaining why you believe the interviews do not constitute a violation of Section 5. Alternatively, revise your disclosure to discuss the risks and impact to you of a possible violation of Section 5.

Business

Clinical Experience, page 81

2.	We note your statement on page 83 that iclaprim was found to "exhibit safety and tolerability compared to vancomycin and linezolid at a dose of 0.8 mg/kg in the Phase 3 ASSIST trials." Please revise to state, if true, that iclaprim was found to exhibit safety and tolerability "comparable" to vancomycin and linezolid, as it does not appear to be true from the table presented on page 83 that iclaprim exhibited greater safety or tolerability compared to linezolid.

Preclinical Development, page 85

3.	We note your revision to page 85 of the registration statement in response to our prior comment 16 in our letter dated June 13, 2016. Please file a consent from JMI Reports pursuant to Rule 436 of Regulation C under the Securities Act as an exhibit to your registration statement.

Management

Consultancy Agreement With Jonathan Gold, page 111

4.	Please file a copy of the consultancy agreement as an exhibit to the registration statement.

Fees and Expenses, page 140

5.   Please revise the second row of the table to include the amount persons depositing or withdrawing shares or ADS holders must pay to cancel ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Consolidated statements of cash flows, page F-15

6.   Please refer to prior comment 19 in our letter dated June 13, 2016. Please revise your disclosure in Note 4 to reflect the reclassification of gains on settlement of contract disputes from other income to within operating loss, as described on page F-16.

        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Aron Izower
        Reed Smith LLP